Exhibit 99.4

KPMG LLP

600 de Maisonneuve Blvd West

Suite 1500, Tour KPMG

Montréal (Québec) H3A 0A3

Tel. 514-840-2100

Fax. 514-840-2187

www.kpmg.ca

To : Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

The Manitoba Securities Commission

Nova Scotia Securities Commission

Nunavut Securities Office

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

Ontario Securities Commission

October 25, 2021

Dear Sir/Madam

Re: Notice of Change of Auditors of Neptune Wellness Solutions Inc.

We have read the Notice of Neptune Wellness Solutions Inc. dated October 22, 2021 and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with Neptune’s statements in item 4.

Yours very truly,

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.